Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 22, 2008 with respect to the consolidated financial statements of Thomas & Betts Corporation and its subsidiaries and the effectiveness of internal control over financial reporting incorporated by reference in this registration statement and to the reference to our firm under the heading “Experts” in the prospectus, which is a part of this registration statement.

The audit report covering the December 31, 2007 financial statements contains an explanatory paragraph referring to the adoption in 2007 of the accounting for uncertainty in income taxes as required by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, the adoption in 2006 of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

Our report on the effectiveness of internal control over financial reporting as of December 31, 2007 contains an explanatory paragraph that states that management has excluded from its assessment of internal control over financial reporting four companies that Thomas & Betts Corporation acquired in 2007.  These companies combined represented approximately 10% of the Corporation’s total assets (excluding approximately 20% goodwill and other intangible assets) as of December 31, 2007 and approximately 5% of its 2007 net sales.

KPMG LLP
Memphis, Tennessee
December 3, 2008